

16013713

Processing Section
MAR 02 2016
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwine & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 LAVACA STREET, SUITE 1400
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

My Commission Expires July 8, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redwine & Company, Inc.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2015

Redwine & Company, Inc.

Contents

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redwine & Company, Inc.

We have audited the accompanying financial statements of Redwine & Company, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Redwine & Company, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Redwine & Company, Inc. financial statements. The information is the responsibility of Redwine & Company, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 29, 2016
Atlanta, Georgia



RUBIO CPA, PC

Redwine & Company, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	37,914
Deposit with clearing broker		25,000
Receivable from clearing broker		58,558
Total with clearing broker		83,558
Other Assets		
Loan Receivable	$	15,000
Prepaid expenses		7,803
Total Other Assets		22,803
Total assets	$	144,275

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payble and accrued expenses	$	43,235
Liabilities subordinated to claims of general creditors		150,000
		193,235
STOCKHOLDER'S EQUITY:		
Common stock - $.01 par value; 100,000 shares authorized		
1,200 shares issued and outstanding		12
Additional paid-in capital		177,509
Accumulated (deficit)		(226,481)
Total Stockholder's Equity		(48,960)
Total Liabilities and stockholders' equity	$	144,275

The accompanying notes are an integral part of these financial statements.

Redwine & Company, Inc.
Statement of Operations
For The Year Ended December 31, 2015

REVENUES:	
Commissions and fees	$ 792,816
Interest income	334
Total revenues	793,150
EXPENSES:	
Commissions and payroll	527,407
Technology and communication	135,402
Occupancy	29,094
Clearing charges	24,887
Regulatory fees	49,803
Other general and administrative operating	87,308
Total expenses	853,901
Loss before extraordinary items	(60,751)
Extraordinary items	
Forgiven debt	143,129
Write off of receivable from former parent	(295,977)
Total extraordinary items	(152,848)
NET LOSS	$ (213,599)

The accompanying notes are an integral part of these financial statements.

Redwine & Company, Inc

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2015

Balance at December 31, 2014	$	-
Issuances	$	150,000
Balance at December 31, 2015	$	150,000

The accompanying notes are an integral part of these financial statements.

Redwine & Company, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2014	1,200	$ 12	$ 70,009	$ (12,882)	$ 57,139
Contributions from stockholder			107,500		107,500
Net Loss				(213,599)	(213,599)
Balance, December 31, 2015	1,200	$ 12	$ 177,509	$ (226,481)	$ (48,960)

The accompanying notes are an integral part of these financial statements.

Redwine & Company, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net loss	$ (213,599)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in accounts receivable	(8,722)
Changes in accounts payable and accrued expenses	21,879
Changes in loan receivable	(15,000)
Changes in prepaid expenses	(6,865)
Net cash used by operating activities	(222,307)
FINANCING ACTIVITIES	
Contributed capital	107,500
Subordinated note	150,000
Net cash (provided) financing activities	257,500
NET INCREASE IN CASH	35,193
CASH AT BEGINNING OF YEAR	2,721
CASH AT END OF YEAR	$ 37,914

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for Interest	$ 1,575

The accompanying notes are an integral part of these financial statements.

Note 1-Organization and Summary of Significant Accounting Policies and Activities

Organization

Redwine & Company, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The shareholder of the company has entered into an agreement to sell the shares of the company. At December 31, 2015, the Palmetto Group, LLC ("Palmetto") owns 100% of Redwine and Company, Inc. ("Redwine"). During early 2015, Palmetto attempted to sell Redwine to Ashton Stewart Financial, LLC, pursuant to a purchase agreement and subject to the approval of FINRA. Ashton Stewart failed to complete the purchase of Redwine due to management and financial issues. Palmetto now plans to sell 100% of the stock of Redwine to Stonecrest Holdings, LLC ("Stonecrest"). The sale of Redwine by Palmetto to Stonecrest will occur upon FINRA's approval of the transaction. Stonecrest, plans to appoint management that will execute a new business plan, which includes an increase in the number of registered representatives and branches, additional business activities, increase in minimum net capital, change supervisory roles, and changes in branch office locations. In August 2015, the likely purchaser Stonecrest made an unsecured loan to Palmetto in the amount of $100,000 that was contributed by Palmetto directly to Redwine to bolster Net Capital. Under the Redwine purchase agreement the loan will be considered part of the purchase price at closing. If closing does not occur, it will remain an unsecured note. In October 2015 and November of 2015, Stonecrest made additional FINRA approved subordinated loans direct to the Company, totaling $150,000 to further support Redwine's Net Capital. Upon approval of the ownership change, Stonecrest intends to contribute another $200,000-$400,000 in order to begin the expansion. The management structure will change. Business activities will change or expand materially. Redwine intends to seek to act as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Redwine & Company, Inc.
Notes to Financial Statements

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code, with net income or loss flowing through to the shareholder's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

The Company, which files income tax returns in the U.S. federal and state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Deposit and Accounts with Clearing Firm

The Company clears certain amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $25,000, which serves as a "good faith" deposit, used in the instance of a possible trade toss or failure incurred by the Company. As of December 31, 2015, the Company has $25,000 on deposit with the clearing firm.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2015, the Company's net capital was $78,237, which was $28,237 in excess of its required net capital of $50,000.

The Company's net capital ratio (aggregate indebtedness to net capital) was .55 to 1.

Note 4 - Off-Statement of Financial Condition Risk

As discussed in Note 2, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 -Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. Significant subsequent events requiring disclosure are as follows:

The Palmetto Group, LLC ("Palmetto") owns 100% of Redwine and Company, Inc. ("Redwine"). During early 2015, Palmetto attempted to sell Redwine to Ashton Stewart Financial, LLC, pursuant to a purchase agreement and subject to the approval FINRA. Ashton Stewart failed to complete the purchase of Redwine due to management and financial issues. Palmetto now plans to sell 100% of the stock of Redwine to Stonecrest Holdings, LLC ("Stonecrest"). The sale of Redwine by Palmetto to Stonecrest will occur upon FINRA's approval of the transaction. Stonecrest, plans to appoint management that will execute a new business plan. Upon approval of the ownership change, Stonecrest will contribute another $200,000-$400,000 in order to begin the expansion. The management structure will change. Business activities will change or expand materially. Redwine seeks to act as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables.

Note 6 -Extraordinary Items

Bad Debt: During early 2015 the Company was under a contract to be sold as described above to Ashton Stewart Financial, LLC. The buyer did not perform on the contract and in fact diverted funds under an expense sharing agreement that should have been used to pay employees and venders. The Company identified $295,977 of diverted funds. Until the review was complete the Company carried them as due from former parent.

Forgiven Debt: During 2015 two employees forgave $143,129 of commissions due to them for brokerage activities. The employees did not receive any present or future benefit from the forgiveness and have continued to be employed by the Company. The employees did reserve their legal rights under the agreement to pursue Ashton Stewart Financial, LLC.

Note 7 -Liabilities Subordinated to the Claims of General Creditors

The $150,000 represents loans subordinated to the claims of general creditors as of December 31, 2015. The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at rates ranging from 2.5% to 7%.

Maturities of subordinated notes are as follows:

2016	$	-
2017		-
2018	$	150,000
	$	150,000

Redwine & Company, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2015

Stockholder's Equity per Statement of Financial Condition	$	(48,960)
Subordinated debt allowable for net capital		150,000
Total capital and allowable credits		101,040
Less: Nonallowable assets		22,803
Net capital	$	78,237
Aggregate indebtedness - items included in financial statements	$	43,235
Basic net capital requirement ($50,000 minimum)	$	50,000
Minimum net capital requirement 6.67% of aggregate indebtedness		2,884
Excess net capital	$	28,237
Ratio aggregate indebtedness to net capital		55%

Reconciliation with Company's computation of Net Capital included
in Part IIA of Form X-17A-5 as of December 31, 2015

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Redwine & Company, Inc.
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redwine & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Redwine & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Redwine & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Redwine & Company, Inc. stated that Redwine & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Redwine & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redwine & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 29, 2016
Atlanta, GA



RUBIO CPA, PC

Redwine & Company, Inc. Exemption Report

Redwine & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:
Title: CFO
February 26, 2016

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REDWINE & COMPANY, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Redwine & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Redwine & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Redwine & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Redwine & Company, Inc.'s management is responsible for Redwine & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 29, 2016
Atlanta, GA



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048754 FINRA DEC

Redwine & Company Inc
700 Lavaca Street, Suite 1400
Austin, TX 78701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

WORKING COPY

No 2015 SIPC 6 filed interest is for July 30th to date

2. A. General Assessment (item 2e from page 2) per call consolidated on this form $ 1945

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

SIPC 6 $644,307 Rev x .0025 Due $1611

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for SIPC 6 211 days at 20% per annum 186

F. Total assessment balance and interest due (or overpayment carried forward) $ 2131

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2131

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Redwine & Company Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 24 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$936,279
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,131
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Forgiveness of debt (Deductions in excess of $100,000 require documentation)	143,129
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	158,260
2d. SIPC Net Operating Revenues	$778,019
2e. General Assessment @ .0025	$1,945

(to page 1, line 2.A.)